Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(1)
August 7, 2007 at 2:10 pm

AMER SPORTS FORECAST FOR 2007 LOWERED

Amer Sports EBIT for the year 2007 is not expected to reach last year's level due to the 2006/07 season's uncommonly mild winter, which had a larger-than-anticipated effect on winter sports equipment pre-orders. The company's other business areas have developed as expected.

More information will be released in conjunction with the interim report on August 9, 2007.

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.




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Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
July 31, 2007 at 9:00 am

AMER SPORTS - PUBLISHING OF SECOND-QUARTER 2007 FINANCIAL RESULTS

Amer Sports Corporation will publish its second-quarter 2007 financial results on Thursday, August 9th at 1:00 pm Finnish time (GMT +3).

A combined press conference, conference call and live webcast of the Q2/2007 interim report will be held on August 9th at 3:00 pm Finnish time at Amer Sports headquarters (address: Mäkelänkatu 91, Helsinki).

To participate via conference call, please dial the number below 5-10 minutes before the scheduled start time.

The conference call numbers are the following:
+1 334 323 6203 (if calling from the U.S.)
+44 (0)20 7162 0125 (if calling from the rest of the world)

The press conference can be viewed live via the internet at www.amersports.com. The official stock exchange release and accompanying presentation will also be available online. An on-demand webcast of the press conference will be available on www.amersports.com at approximately 6:00 pm Finnish time (GMT+3) on August 9th.

To test your computer settings for the webcast, please visit www.amersports.com.

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
August 1, 2007 at 12.30 pm

AMER SPORTS CORPORATION: SPORTS DIRECT'S HOLDING IN COMPANY EXCEEDS 10%

Pursuant of the Finnish Securities Market Act (Section 2:9), Amer Sports Corporation has been notified that the total number of shares held by Sports Direct International Plc represents 10.64% of the Company's share capital and voting rights.

Amer Sports capital consists of 72,205,932 shares in issue.

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
August 1, 2007 at 6:15 pm

CLARIFICATION TO ANNOUNCEMENT: SPORTS DIRECT'S HOLDING IN AMER SPORTS EXCEEDS 10%

Clarifying our announcement from earlier today, Sports Direct's holding in Amer Sports increased on July 31, 2007.

Please find below the announcement in its entirety.

Pursuant of the Finnish Securities Market Act (Section 2:9), Amer Sports Corporation has been notified that the total number of shares held by Sports Direct International Plc represents 10.64% of the Company's share capital and voting rights. Sports Direct's holding in Amer Sports increased on July 31, 2007.

Amer Sports capital consists of 72,205,932 shares in issue.

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

END